Exhibit 99.1

1Q24 Earnings Release
May 21st, 2024

XP Inc. Reports First Quarter 2024 Results

São Paulo, Brazil, May 21, 2024 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the first quarter of 2024.

Summary

Operating Metrics (unaudited)	1Q24	1Q23	YoY	4Q23	QoQ
Total Client Assets (in R$ bn)	1,141	954	20%	1,122	2%
Total Net Inflow (in R$ bn)	15	16	-10%	19	-22%
Annualized Retail Take Rate	1.24%	1.21%	3 bps	1.27%	-3 bps
Active Clients (in '000s)	4,587	3,966	16%	4,531	1%
Headcount (EoP)	6,579	6,146	7%	6,669	-1%
Total Advisors (in '000s)	17.7	15.2	16%	17.2	3%
Retail DATs (in mn)	2.2	2.4	-9%	2.2	-2%
Retirement Plans Client Assets (in R$ bn)	74	62	19%	73	0%
Cards TPV (in R$ bn)	11.3	8.6	32%	11.8	-4%
Credit Portfolio (in R$ bn)	22.1	17.5	27%	21.0	5%
Gross Written Premiums (in R$ mn)	248	172	44%	273	-9%

Financial Metrics (in R$ mn)	1Q24	1Q23	YoY	4Q23	QoQ
Gross revenue	4,270	3,326	28%	4,309	-1%
Retail	3,131	2,569	22%	3,152	-1%
Institutional	354	332	7%	413	-14%
Corporate & Issuer Services	509	266	91%	508	0%
Other	276	158	75%	236	17%
Net Revenue	4,053	3,134	29%	4,046	0%
Gross Profit	2,737	2,050	34%	2,753	-1%
Gross Margin	67.5%	65.4%	213 bps	68.1%	-52 bps
EBT	1,088	816	33%	995	9%
EBT Margin	26.9%	26.0%	81 bps	24.6%	226 bps
Net Income	1,030	796	29%	1,040	-1%
Net Margin	25.4%	25.4%	1 bps	25.7%	-30 bps
Basic EPS (in R$)	1.88	1.48	27%	1.90	-1%
Diluted EPS (in R$)	1.85	1.48	25%	1.88	-2%
ROAE¹	20.7%	18.7%	198 bps	21.1%	-42 bps
ROTE[2]	25.4%	20.5%	491 bps	25.6%	-17 bps

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1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

As we are growing and diversifying our business, we want to update and improve some of our main KPIs for the market. We are adding new KPIs for our total salesforce (Total Advisors), Cards breakdown by credit and debit, and Insurance gross written premiums.

1.	Investments

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.1 trillion in 1Q24, up 20% YoY and 2% QoQ. Year-over-year growth was driven by R$103 billion net inflows and R$84 billion of market appreciation.

In 1Q24, Net Inflow was R$15 billion, and Retail Net Inflow was R$13 billion, 7% higher QoQ.

Active Clients (in ‘000s)

Active clients grew 16% YoY and 1% QoQ, totaling 4.6 million in 1Q24.

Total Advisors (in ‘000s)

Starting in the 1Q24, we will disclose the Total Advisors connected to XP, which includes (1) IFAs, as previously, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, which includes consultants and wealth managers, among others. Total Advisors totaled 17.7 thousand, an increase of 16% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.2 million in 1Q24, down 9% YoY and 2% QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 71 in 1Q24. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P continued to be #1 in net portability for individual retirement plans in the beginning of 2024, as of March, while our total Market Share went up to 4.2% and individual’s market share (PGBL and VGBL) to 4.8%. Total Client Assets were R$73 billion in 1Q24, up 18% YoY. Assets from XPV&P, our proprietary insurer, grew 20% YoY, reaching R$59 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 1Q24, Total TPV was R$11.3 billion, a 32% growth YoY, and 4% decrease versus 4Q23, due to seasonality.

Active Cards (in ‘000s)

Total Active Cards were 1.2 million in 1Q24, a growth of 49% YoY and 7% QoQ, being 1.0 million Credit Cards and 0.3 million Active Debit Cards.

4.	CREDIT[3]

Credit Portfolio (in R$ billion)

Total Credit Portfolio reached R$22 billion as of 1Q24, expanding 29% YoY and 7% QoQ. Currently, this Credit Portfolio is 92% collateralized with Investments.

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3 - From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 1Q24, Gross Written Premiums grew 44% YoY and was down 15% QoQ.

Discussion of Financial Results

Total Gross Revenue

Gross Revenue was R$4.3 billion in 1Q24, down 1% QoQ and up 28% YoY, primarily driven by growth both in our Retail and Corporate & Issuer Services revenue year-over-year.

Retail Revenue

(in R$ mn)	1Q24	1Q23	YoY	4Q23	QoQ
Retail Revenue	3,131	2,569	22%	3,152	-1%
Equities	1,128	1,069	6%	1,180	-4%
Fixed Income	704	332	112%	690	2%
Funds Platform	316	313	1%	334	-5%
Retirement Plans	95	87	10%	94	2%
Cards	297	204	45%	306	-3%
Credit	55	41	35%	46	22%
Insurance	45	32	41%	46	-1%
Other Retail	490	490	0%	457	7%
Annualized Retail Take Rate	1.24%	1.21%	3 bps	1.27%	-3 bps

Retail revenue was R$3.1 billion in 1Q24, stable QoQ and up 22% YoY. Sequential stable Retail revenue was driven by the maintenance of a strong performance in Fixed Income revenue, which increased 2% QoQ, and was partially offset by sequential decline in Equities revenue in the quarter. YoY growth was also led by Fixed Income, with a 112% revenue growth YoY, and Cards, with a 45% growth.

Take Rate

Annualized Retail Take Rate was 1.24% in 1Q24, down 3 bps QoQ, and up 3 bps YoY.

Institutional Revenue

Institutional revenue was R$354 million in 1Q24, down 14%% QoQ and up 7% YoY, mainly impacted by lower market activity by Institutional Clients in Brazil sequentially.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$509 million in 1Q24, stable QoQ and up 91% YoY, reinforcing our strategy to diversify our revenue stream through our Wholesale Bank, also demonstrating XP is well positioned to continue benefiting from DCM activity in Brazil.

Other Revenue

Other revenue was R$276 million in 1Q24, up 17% QoQ and 75% YoY.

Costs of Goods Sold and Gross Margin

Gross Margin was 67.5% in 1Q24 versus 65.4% in 1Q23 and 68.1% in 4Q23. Sequential decrease in Gross Margin was mainly related to revenue mix between products and channels in the quarter.

SG&A Expenses4

(in R$ mn)	1Q24	1Q23	YoY	4Q23	QoQ
Total SG&A	(1,416)	(1,045)	36%	(1,553)	-9%
People	(1,007)	(760)	33%	(1,022)	-1%
Salary and Taxes	(432)	(378)	14%	(393)	10%
Bonuses	(410)	(329)	25%	(462)	-11%
Share Based Compensation	(164)	(53)	207%	(166)	-1%
Non-people	(410)	(285)	44%	(532)	-23%
LTM Compensation Ratio[5]	25.2%	28.5%	-328 bps	25.1%	10 bps
LTM Efficiency Ratio[6]	36.5%	40.4%	-384 bps	36.3%	24 bps
Headcount (EoP)	6,579	6,146	7%	6,669	-1%

SG&A4 expenses totaled R$1.4 billion in 1Q24, 9% lower QoQ and up 36% YoY.

Our last twelve months (LTM) compensation ratio5in 1Q24 was 25.2%, an improvement from 28.5% in 1Q23 and slightly higher than 25.1% in 4Q23, respectively. Also, our LTM efficiency ratio6reached 36.5% in 1Q24, reinforcing once again our focus on cost discipline and efficient expenses management.

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4 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

5 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

6 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Earnings Before Taxes

EBT was R$1,088 million in 1Q24, a record number for a first quarter, up 9% QoQ and up 33% YoY. EBT Margin was 26.9% up 226 bps QoQ and 81 bps YoY.

Net Income and EPS

In 1Q24, Net Income was R$1.0 billion, also a record number for a first quarter, down 1% QoQ and up 29% YoY. Basic EPS was R$1.88, down 1% QoQ and up 27% YoY. Fully diluted EPS was R$1.85 for the quarter, down 4% QoQ and up 25% YoY.

ROTE7 and ROAE8

We now present Return on Tangible Equity, which excludes Intangibles and Goodwill. We believe this is a more accurate reflection of our company’s true operations, allowing investors more meaningful comparisons with our peers.

In 1Q24, ROTE7 was 25.4%, down 17 bps QoQ and up 491 bps YoY. Our ROAE8 in 1Q24 was 20.7%, down 42 bps QoQ and up 198 bps YoY.

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7 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

8 – Annualized Return on Average Equity.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Tuesday, May 21st, 2024, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 1Q24 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	1Q24	1Q23	YoY	4Q23	QoQ
Total Gross Revenue	4,270	3,326	28%	4,309	-1%
Retail	3,131	2,569	22%	3,152	-1%
Equities	1,128	1,069	6%	1,180	-4%
Fixed Income	704	332	112%	690	2%
Funds Platform	316	313	1%	334	-5%
Retirement Plans	95	87	10%	94	2%
Cards	297	204	45%	306	-3%
Credit	55	41	35%	46	22%
Insurance	45	32	41%	46	-1%
Other	490	490	0%	457	7%
Institutional	354	332	7%	413	-14%
Corporate & Issuer Services	509	266	91%	508	0%
Other	276	158	75%	236	17%
Net Revenue	4,053	3,134	29%	4,046	0%
COGS	(1,316)	(1,084)	21%	(1,292)	2%
Gross Profit	2,737	2,050	34%	2,753	-1%
Gross Margin	67.5%	65.4%	213 bps	68.1%	-52 bps
SG&A	(1,406)	(1,042)	35%	(1,539)	-9%
People	(1,007)	(760)	33%	(1,022)	-1%
Non-People	(400)	(282)	42%	(517)	-23%
D&A	(68)	(48)	42%	(82)	-17%
Interest expense on debt	(181)	(163)	11%	(167)	9%
Share of profit in joint ventures and associates	7	19	-63%	30	-102%
EBT	1,088	816	33%	995	9%
EBT Margin	26.9%	26.0%	81 bps	24.6%	226 bps
Tax Expense (Accounting)	(59)	(20)	192%	45	-231%
Tax expense (Tax Withholding in Funds)[9]	(167)	(147)	13%	(175)	-5%
Effective tax rate (Normalized)	(18.0%)	(17.4%)	-61 bps	(11.1%)	-688 bps
Net Income	1,030	796	29%	1,040	-1%
Net Margin	25.4%	25.4%	1 bps	25.7%	-30 bps

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9 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	1Q24	1Q23	YoY	4Q23	QoQ
Net revenue from services rendered	1,624	1,346	21%	1,881	-14%
Brokerage commission	495	494	0%	485	2%
Securities placement	490	249	97%	687	-29%
Management fees	411	382	8%	414	-1%
Insurance brokerage fee	49	41	19%	48	1%
Commission Fees	208	189	10%	220	-5%
Other services	128	114	12%	214	-40%
Sales Tax and contributions on Services	(157)	(123)	27%	(187)	-16%
Net income from financial instruments at amortized cost	227	502	-55%	311	-27%
Net income from financial instruments at fair value through profit or loss	2,202	1,286	71%	1,854	19%
Total revenue and income	4,053	3,134	29%	4,046	0%
Operating costs	(1,219)	(1,017)	20%	(1,169)	4%
Selling expenses	(32)	(15)	115%	(59)	-46%
Administrative expenses	(1,452)	(1,094)	33%	(1,547)	-6%
Other operating revenues (expenses), net	9	19	n.a.	(14)	-164%
Expected credit losses	(97)	(68)	43%	(124)	-22%
Interest expense on debt	(181)	(163)	11%	(167)	9%
Share of profit or (loss) in joint ventures and associates	7	19	-63%	30	-76%
Income before income tax	1,088	816	33%	995	9%
Income tax expense	(59)	(20)	192%	45	n.a.
Net income for the period	1,030	796	29%	1,040	-1%

Balance Sheet (in R$ mn)

Assets	1Q24	4Q23
Cash	3,939	3,943
Financial assets	257,761	229,197
Fair value through profit or loss	144,887	127,016
Securities	112,185	103,282
Derivative financial instruments	32,702	23,733
Fair value through other comprehensive income	40,310	44,063
Securities	40,310	44,063
Evaluated at amortized cost	72,564	58,119
Securities	4,459	6,855
Securities purchased under agreements to resell	30,291	14,889
Securities trading and intermediation	2,512	2,932
Accounts receivable	639	681
Loan Operations	29,542	28,552
Other financial assets	5,121	4,209
Other assets	9,006	7,812
Recoverable taxes	437	245
Rights-of-use assets	251	282
Prepaid expenses	4,477	4,418
Other	3,842	2,867
Deferred tax assets	2,184	2,104
Investments in associates and joint ventures	3,115	3,109
Property and equipment	395	373
Goodwill & Intangible assets	2,523	2,502
Total Assets	278,922	249,041

Liabilities	1Q24	4Q23
Financial liabilities	198,444	171,237
Fair value through profit or loss	51,917	45,208
Securities	17,528	20,423
Derivative financial instruments	34,389	24,785
Evaluated at amortized cost	146,527	126,029
Securities sold under repurchase agreements	49,054	33,341
Securities trading and intermediation	16,395	16,944
Financing instruments payable	63,037	60,366
Accounts payables	954	948
Borrowings	2,267	2,199
Other financial liabilities	14,820	12,231
Other liabilities	59,935	58,266
Social and statutory obligations	625	1,146
Taxes and social security obligations	501	560
Retirement plans liabilities	58,654	56,409
Provisions and contingent liabilities	101	98
Other	53	54
Deferred tax liabilities	118	86
Total Liabilities	258,497	229,590
Equity attributable to owners of the Parent company	20,421	19,449
Issued capital	0	0
Capital reserve	19,332	19,190
Other comprehensive income	186	376
Treasury	(127)	(117)
Retained earnings	1,030	-
Non-controlling interest	4	1
Total equity	20,425	19,451
Total liabilities and equity	278,922	249,041

Float, Adjusted Gross Financial Assets and Net Asset Value (in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	1Q24	4Q23
Assets	261,880	231,903
(+) Cash	3,939	3,943
(+) Securities - Fair value through profit or loss	112,185	103,282
(+) Securities - Fair value through OCI	40,310	44,063
(+) Securities - Evaluated at amortized cost	4,459	6,855
(+) Derivative financial instruments	32,702	23,733
(+) Securities purchased under agreements to resell	30,291	14,889
(+) Loans and credit card operations	29,542	28,552
(+) Foreign exchange portfolio	3,335	1,022
(+) Energy	3,624	2,606
(+) Central Bank Deposits	1,494	2,957
Liabilities	(227,665)	(198,386)
(-) Securities	(17,528)	(20,423)
(-) Derivative financial instruments	(34,389)	(24,785)
(-) Securities sold under repurchase agreements	(49,054)	(33,341)
(-) Retirement Plans Liabilities	(58,654)	(56,409)
(-) Deposits	(27,657)	(27,494)
(-) Structured Operations	(19,135)	(18,015)

(-) Financial Bills	(10,315)	(9,020)
(-) Foreign exchange portfolio	(3,675)	(1,362)
(-) Credit card operations	(7,044)	(7,234)
(-) Other Funding	(213)	(303)
(-) Float	(13,883)	(14,011)
(=) Adjusted Gross Financial Assets	20,332	19,506

Net Asset Value	1Q24	4Q23
(=) Adjusted Gross Financial Assets	20,332	19,506
Gross Debt	(10,960)	(9,575)
(-) Borrowings	(2,267)	(2,199)
(-) Debentures	(2,280)	(2,212)
(-) Structured financing	(2,976)	(1,842)
(-) Bonds	(3,436)	(3,322)
(=) Net Asset Value	9,372	9,931

Float (=net uninvested clients' deposits)	1Q24	4Q23
Assets	(2,512)	(2,932)
(-) Securities trading and intermediation	(2,512)	(2,932)
Liabilities	16,395	16,944
(+) Securities trading and intermediation	16,395	16,944
(=) Float	13,883	14,011